Exhibit 1.01

Inrad Optics, Inc.

Conflict Minerals Report

for the Reporting Period from January 1, 2021 to December 31, 2021for

(1)	Introduction

Inrad Optics, Inc. and its subsidiaries (the “Company” or “Inrad Optics”), headquartered in Northvale, New Jersey, was incorporated in New Jersey in 1973. The Company develops, manufactures and markets products and services for use in photonics industry sectors via three distinct but complimentary product areas - "Crystals and Devices," "Custom Optics" and "Metal Optics." The Company is a vertically integrated manufacturer specializing in crystal-based optical components and devices, custom optical components from both glass and metal, and precision optical and opto-mechanical assemblies. Manufacturing capabilities include solution and high temperature crystal growth, extensive optical fabrication capabilities, including precision diamond turning and the ability to handle large substrates, optical coatings and provide in-process metrology.

Inrad Optics is committed to conflict free sourcing and complying with applicable laws affecting the Company’s industry. As such, the Company has worked to implement due diligence procedures in connection with the conflict minerals requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company’s Conflict Minerals Statement is publically available on its Internet website at: http://www.inradoptics.com/capabilities/quality-certifications

(2)	Reasonable Country of Origin Inquiry

As conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) are necessary to the functionality or production of a product manufactured by Inrad Optics, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) for calendar year 2021 to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (as defined in Item 1.01(d)(1) of Form SD, an “Adjoining Country”), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD, “Recycled/Scrap Sources”).

(3)	Due Diligence

"Inrad Optics,” "we," "our" and "us" are used interchangeably to refer to Inrad Optics, Inc. and its subsidiaries. The following is a description of the measures we took to exercise due diligence on the source and chain of custody of conflict minerals (as defined in Item 1.01(d)(3) of Form SD, “Conflict Minerals”) contained in our products manufactured during the 2021 calendar year.

We have determined that Conflict Minerals are contained in certain products manufactured by us, and that the Conflict Minerals are necessary to the functionality or production of certain products. In preparation for the RCOI, the Company sought to identify the vendors that supply the Company directly with materials that (i) are incorporated into the Company’s products and (ii) reasonably could contain Conflict Minerals. Of the 2 vendors that provided material or components during the 2021 calendar year that potentially contain Conflict Minerals, the Company identified two that supply material with Conflict Minerals. Using the CFSI reporting template, Inrad Optics then surveyed those suppliers. The responses received from those suppliers were summarized and evaluated and follow-up calls were made where additional clarification was required.

In furtherance of our supplier survey efforts, Inrad Optics has worked to integrate into its supply chain management programs the Organization for Economic Co-operation and Development (“OECD”) five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. Our due diligence framework and compliance efforts are described below.

1.	Establish Strong Management Systems

In accordance with our due diligence framework and compliance efforts:

•	We have communicated to applicable suppliers our compliance efforts with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to a compliance statement and other communications. We requested that our applicable suppliers provide a comprehensive Conflict Minerals declaration for all Conflict Minerals in the form of, or comparable to, the EICC/GeSI template.
•	We communicate our compliance efforts to all new suppliers.
•	We are continue to refine our processes with new suppliers to screen their applicable components and identify where conflict minerals may exist.
•	We continue to implement internal compliance efforts, including internal reporting requirements, to support our supply chain due diligence process.
•	We are currently designing and establishing a system of controls and supply chain transparency by employing due diligence tools created by EICC/GeSI, including supply chain surveys. As a downstream manufacturer, we rely on our suppliers to provide the origins of all Conflict Minerals, including smelter and mine locations, and transit routes. Based on our reasonable country of origin inquiry conducted in accordance with the EICC/GeSI template (“RCOI”), we could not determine smelter and mine locations, and transit routes, for all of our manufactured or contracted to manufacture products.

2.	Identify and Assess Risks in Our Supply Chain

We identified risks at the product level by determining first whether the products contained Conflict Minerals necessary to the functionality or production of products that we manufacture.

We then identified the applicable supplier(s) relating to those products. We intend to continue our communications with our suppliers regarding Conflict Minerals in order to endeavor to mitigate risks that the necessary Conflict Minerals identified in the products we manufacture could benefit armed groups in the Democratic Republic of the Congo or an adjoining country (as defined in Item 1.01(d)(1) of Form SD).

Based on assessed risks, our RCOI covered applicable suppliers.

3.	Design and Implement a Strategy to Respond to Identified Risks

We believe that our RCOI was reasonably designed and executed to determine the existence and source of Conflict Minerals in our supply chain, including recycled or scrap materials (as defined in Item 1.01(d)(6) of Form SD). We utilized the CFSI Reporting template for our RCOI, but also comparable forms of documentation accepted in the industry. We conducted our effort to send surveys in good faith and communicated directly with our suppliers throughout the process. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Democratic Republic of the Congo or an adjoining country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. We tracked results of our supply chain diligence process and reported the results to our executive leadership team.

4.	Implement Targeted Independent Third-Party Due Diligence

We are in support of industry initiatives which encourage smelters and have targeted suppliers and/or facilities to participate in due diligence validation activities.

5.	Report on Supply Chain Due Diligence

We have developed a company policy and will continue to communicate with our suppliers. Management’s conflict minerals compliance and due diligence efforts are available on the company website at http://www.inradoptics.com/about-us/investor-relations/sec-filings. Further, we have responded to customer requests for information regarding our Conflict Minerals due diligence and will continue to do so.

6.	Future Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers. Over time, we anticipate that the amount of information globally on the traceability and sourcing of the necessary Conflict Minerals in our products will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. If we become aware of a supplier whose due diligence needs improvement, we may continue the trade relationship while that supplier improves its compliance program. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

In addition to those above, the Company will undertake the following steps during the next compliance period:

•	Continue to collect responses from suppliers using the most recent revision of the CFSI Reporting template.
•	Engage with suppliers that did not provide a response in 2021 or provided incomplete responses to help with our data collections for 2022.
•	Monitor and track performance of risk mitigation efforts.
•	Compare and validate RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI.

Conclusion

Based on our “reasonable country of origin inquiry” (RCOI), we are unable to determine with certainty the source and custody of the conflict minerals that are necessary to the functionality or production of certain of our products.

This report was not subjected to an independent private sector audit in accordance with applicable SEC rules.